                                                              Page 1 of 17 pages

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                           (Amendment No. 2/Final)

                         JEFFERSON-PILOT CORPORATION
                         ---------------------------
                               (Name of Issuer)

                        Common Stock, $1.25 par value
                        -----------------------------
                        (Title of Class of Securities)

                                 475070-10-8
                                 -----------
                                (CUSIP Number)

                              W.D. CORNWELL, JR.
                                 DELCOR, INC.
                          1110 East Morehead Street
                       Charlotte, North Carolina 28204
                             Tel: (704) 372-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                July 26, 1995
                ----------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                       This amendment contains 17 pages.
                      The exhibit index begins on page 9.

                                  SCHEDULE 13D

  CUSIP NO. 475070-10-8                                                  PAGE 2 OF 17 PAGES

- ------------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GOLDEN EAGLE INDUSTRIES, INC.
- ------------------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]
                                                                                                                  (b) [ ]

- ------------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY


- ------------------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

             BK, WC
- ------------------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


- ------------------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             North Carolina

- ------------------------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                 0

                    ----------------------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
      NUMBER OF
       SHARES                    2,095,400
    BENEFICIALLY
      OWNED BY      ----------------------------------------------------------------------------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                    0
        WITH
                    ----------------------------------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                 2,095,400

- ------------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,095,400

- ------------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]


- ------------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.3%

- ------------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

             CO

- ------------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

  CUSIP NO. 475070-10-8                                                  PAGE 3 OF 17 PAGES

- ------------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DELCOR, INC.

- ------------------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]
                                                                                                                  (b) [ ]

- ------------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY


- ------------------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

             BK, WC

- ------------------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]



- ------------------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

- ------------------------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                 0

                    ----------------------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
      NUMBER OF
       SHARES                    2,095,400
    BENEFICIALLY
      OWNED BY      ----------------------------------------------------------------------------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                    0
        WITH
                    ----------------------------------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                 2,095,400

- ------------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,095,400

- ------------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]


- ------------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.3%

- ------------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

             CO

- ------------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

  CUSIP NO. 475070-10-8                                                  PAGE 4 OF 17 PAGES

- ------------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             C.D. SPANGLER, JR.

- ------------------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]
                                                                                                                  (b) [ ]

- ------------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY


- ------------------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

             BK, WC, SC

- ------------------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]



- ------------------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

- ------------------------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                 750

                  ------------------------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
      NUMBER OF
       SHARES                    2,095,400
    BENEFICIALLY
      OWNED BY    ------------------------------------------------------------------------------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                    750
        WITH
                  ------------------------------------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                 2,095,400

- ------------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,096,150

- ------------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]


- ------------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.3%

- ------------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

             IN

- ------------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

  CUSIP NO. 475070-10-8                                                  PAGE 5 OF 17 PAGES

- ------------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             W.D. CORNWELL, JR.

- ------------------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a) [ ]
                                                                                                                  (b) [ ]

- ------------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY


- ------------------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

             BK, WC, PF

- ------------------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]



- ------------------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

- ------------------------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                 2,500

                   -----------------------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER
      NUMBER OF
       SHARES                    2,097,400
    BENEFICIALLY
      OWNED BY     -----------------------------------------------------------------------------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                    2,500
        WITH
                   -----------------------------------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                 2,097,400

- ------------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,099,900

- ------------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [ ]


- ------------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.3%

- ------------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

             IN

- ------------------------------------------------------------------------------------------------------------------------------------

                                                              Page 6 of 17 pages

PRELIMINARY STATEMENT

        This Amendment No. 2/Final (this "Amendment") amends the Statement on
Schedule 13D, as amended (the "Statement") filed with the Securities and Exchange Commission on December 23, 1992 with respect to the shares of Common Stock, $1.25 par value per share (the "Common Stock"), of Jefferson-Pilot Corporation (the "Issuer"). This Amendment is filed by the following persons:
Golden Eagle Industries, Inc., Delcor, Inc., C.D. Spangler, Jr. and W.D. Cornwell, Jr. (collectively, the "Reporting Persons").

        This Amendment reports sale by Delcor, Inc. of 1,000,000 shares of Common Stock in a single transaction. As a result of such sale the Reporting Persons have ceased to beneficially own more than five percent of the outstanding shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

        (a) and (b) The following tables set forth the shares of Common Stock beneficially owned by each of the Reporting Persons:


                                                 Shares                        Percent
        Person                             Beneficially Owned           Beneficially Owned(1)
        ------                             ------------------           ------------------
Golden Eagle Industries, Inc.                    2,095,400                      4.3%
Delcor, Inc.                                     2,095,400                      4.3%
C.D. Spangler, Jr.                               2,096,150                      4.3%
W. D. Cornwell, Jr.                              2,099,900                      4.3%

________________

(1) Calculated on the basis of 48,457,231 shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 1995.


                                            Sole                  Shared                Sole Power             Shared Power
              Person                    Voting Power           Voting Power             to Dispose              to Dispose
              ------                    ------------           ------------             ----------              ----------
Golden Eagle Industries, Inc.                  0             2,095,400(1)                      0             2,095,400(1)
Delcor, Inc.                                                 2,095,400                         0             2,095,400
C.D. Spangler, Jr.                           750             2,095,400(2)                    750             2,095,400(2)
W. D. Cornwell, Jr.                        2,500             2,097,400(2)(3)(4)            2,500             2,097,400(2)(3)(4)


                                                              Page 7 of 17 pages

_________________

 (1) Includes 2,095,400 shares held of record by Delcor, Inc., a wholly owned subsidiary of Golden Eagle Industries, Inc.
 (2) C.D. Spangler, Jr. and W.D. Cornwell, Jr. may be deemed to control Golden Eagle Industries, Inc. and Delcor, Inc. Both Mr. Spangler and Mr. Cornwell may thus be considered to have beneficial ownership of the shares of Common Stock beneficially owned by Delcor, Inc.
 (3) Includes 1,000 shares of Common Stock held by the spouse of W.D. Cornwell, Jr. as custodian for their minor children, as to which shares Mr. Cornwell disclaims beneficial ownership.
 (4) Includes 1,000 shares held by Cornwell Construction Company, 1110 East Morehead Street, Charlotte, North Carolina, 28204, an investment holding company of which W.D. Cornwell, Jr. is an officer and director.

         (c) On July 26, 1995, Delcor, Inc. sold 1,000,000 shares of Common Stock in a single negotiated transaction at a price of $54.875 per share.

         (d)     Not applicable.

         (e) The Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Common Stock on July 26, 1995.


Item 6. Contracts, Understandings or Relationships With Respect to the Securities of the Issuer.

         On July 26, 1995, Delcor, Inc. and NationsBank Corporation entered into a Purchase Agreement, a copy of which is filed as Exhibit F hereto (the "Purchase Agreement"). The Purchase Agreement is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

         The Purchase Agreement is filed as Exhibit F hereto.

                                                              Page 8 of 17 pages


         Signatures.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: July 26, 1995


                                     GOLDEN EAGLE INDUSTRIES, INC.


                                     By:    /s/  W.D. Cornwell, Jr.
                                          -----------------------------------
                                          W.D. Cornwell, Jr., President


                                     DELCOR, INC.


                                     By:    /s/  W.D. Cornwell, Jr.
                                          -----------------------------------
                                          W. D. Cornwell, Jr., President



                                       /s/  W.D. Cornwell, Jr.
                                     ----------------------------------------
                                     W.D. Cornwell, Jr.


                                       /s/  C.D. Spangler, Jr.
                                     ----------------------------------------
                                     C.D. Spangler, Jr., by W.D. Cornwell, Jr.,
                                     as Attorney-in-fact

                                                              Page 9 of 17 pages



                                 EXHIBIT INDEX


                                                                                                               SEQUENTIALLY
   EXHIBIT       TITLE                                                                                         NUMBERED PAGE
   -------       -----                                                                                         -------------
     A*          Transactions within 60 days

     B*          Power of Attorney of
                 C.D. Spangler, Jr.

     C*          Loan documents between Delcor Inc., Golden Eagle Industries,
                 Inc. and the Bank consisting of the following: Commitment
                 letter dated October 16, 1991 between the Bank and Delcor,
                 Inc. establishing $100,000,000 credit line; undated General
                 Collateral Agreement between the Bank and Delcor, Inc. with attachment dated October 17, 1991; letter agreement dated
                 October 17, 1991 among the Bank, Golden Eagle Industries,
                 Inc., Delcor, Inc. and PTR Apartments Corporation (since
                 October 17, 1991, PTR Apartments Corporation was merged
                 into Delcor, Inc.); Collateral Promissory Note dated October
                 25, 1991 in the amount of $10,000,000 made by Delcor, Inc. in favor of the Bank; Statement of Purpose for an Extension of
                 Credit Secured by Margin Stock dated October 25, 1991 executed by Delcor, Inc. in favor of the Bank; Collateral Promissory
                 Note dated November 7, 1991 in the amount of $10,000,000 made by Delcor, Inc. in favor of the Bank; Statement of Purpose for an Extension of Credit Secured by Margin Stock dated November
                 7, 1991 executed by Delcor, Inc. in favor of the Bank;
                 Collateral Promissory Note dated November 25, 1991 in the
                 amount of $20,000,000 made by Delcor, Inc. in favor of the
                 Bank; Statement of Purpose for an Extension of Credit Secured
                 by Margin Stock dated November 25, 1991 executed by Delcor,
                 Inc. in favor of the Bank; Collateral Promissory Note dated
                 November 26, 1991 in the amount of $20,000,000 made by Delcor,
                 Inc. in favor of the Bank; Statement of Purpose for an
                 Extension of Credit Secured by Margin Stock dated November 26,
                 1991 executed by Delcor, Inc. in favor of the Bank Collateral
                 Promissory Note dated December 30, 1991 in the amount of
                 $10,000,000


                                                             Page 10 of 17 pages

                 made by Delcor, Inc. in favor of the Bank; Statement of Purpose for an Extension of Credit Secured by Margin Credit dated December 30, 1991 executed by Delcor, Inc. in favor of the Bank; commitment letter dated November 3, 1992 between the Bank and Delcor, Inc. establishing $80,000,000 credit line;
                 Hypothecation Agreement dated November 6, 1992 executed by
                 Golden Eagle Industries, Inc. in favor of the Bank; Collateral
                 Promissory Note dated November 20, 1992 in the amount of $10,000,000 made by Delcor, Inc. in favor of the Bank;
                 Statement of Purpose for an Extension of Credit Secured by Margin Stock dated November 20, 1992 executed by Delcor, Inc.
                 in favor of the Bank; Collateral Promissory Note dated December
                 11, 1992 in the amount of $10,000,000 made by Delcor, Inc. in favor of the Bank; Statement of Purpose for an Extension of Credit Secured by Margin Stock dated December 11, 1992 executed by Delcor, Inc. in favor of the Bank; Collateral Promissory
                 Note dated December 21, 1992 in the amount of $20,000,000 made by Delcor, Inc. in favor of the Bank; Statement of Purpose for an Extension of Credit Secured by Margin Stock dated December
                 21, 1992 executed by Delcor, Inc. in favor of the Bank

     D* Jefferson-Pilot Corporation Stock Option Plan and First Amendment to the Jefferson-Pilot Corporation Stock Option Plan

     E* Loan documents between Delcor Inc. and the Bank executed after the date of the Initial Statement consisting of the following: amended Statement of Purpose for an Extension of Credit Secured by Margin Stock dated December
                 21, 1992 executed by Delcor, Inc. in favor of the Bank;
                 Collateral Promissory Note dated January 12, 1993 in the amount of $10,000,000 made by Delcor, Inc. in favor of the Bank;
                 Statement of Purpose for an Extension of Credit Secured by Margin Stock dated January 12, 1993 executed by Delcor, Inc. in favor of the Bank

     F           Purchase Agreement dated July 26, 1995 between Delcor, Inc.                      11
                 and NationsBank Corporation


     ___________________________
       *   Previously filed

                                                             Page 11 of 17 pages





                                   EXHIBIT F

                                                            Page 12 of 17 pages

                              PURCHASE AGREEMENT


         PURCHASE AGREEMENT dated as of July 26, 1995, between DELCOR, INC., a Delaware corporation ("Delcor"), and NATIONSBANK CORPORATION, a North Carolina corporation (the "Purchaser").

         WHEREAS, in connection with the financing contemplated by that certain Financing Agreement dated as of the date hereof (the "Financing Agreement") between Delcor and NationsBank, N.A. (Carolinas), the Purchaser desires to purchase from Delcor 1,000,000 of the issued and outstanding common shares, $1.25 par value (the "Shares"), of Jefferson-Pilot Corporation, a North Carolina corporation ("Jefferson Pilot"), and Delcor has indicated its willingness to sell such Shares, each on the terms and conditions of this Agreement;

         NOW, THEREFORE, the parties hereto agree as follows:

         SECTION 1.       Purchase of Shares.

                 (a) Agreement to Sell and Purchase. Upon the basis of the representations and warranties, for the consideration, and subject to the terms and conditions set forth in this Agreement, Delcor agrees to sell the 1,000,000 Shares owned by it and described on Schedule I to the Purchaser, and the Purchaser agrees to purchase such Shares from Delcor.

                 (b) Purchase Price. The purchase price for each Share shall be the price of the closing trade on the New York Stock Exchange for a Share on the Business Day preceding the date hereof.

                 (c) Payment of Purchase Price. The purchase price shall be payable by the Purchaser on the date hereof in immediately available funds by wire transfer to Delcor's account at NationsBank, N.A. (Carolinas), Account No. 001628627.

                 (d) Closing. The closing of the purchase and sale of Shares contemplated by this Agreement shall take place simultaneously with the execution and delivery of this Agreement, at the office of NationsBank, 100 North Tryon Street, 56th floor, Charlotte, North Carolina.

         SECTION 2. Conditions. The obligation of the Purchaser to consummate the purchase of Shares contemplated by this Agreement is subject to the satisfaction of the following conditions:

                 (a) the representations and warranties of Delcor contained in this Agreement shall be true and correct on and as of the Effective Date;

                 (b) receipt by the Purchaser of an opinion of counsel for Delcor covering such matters relating to the transactions contemplated hereby as the Purchaser may reasonably request; and

                                                            Page 13 of 17 pages

                 (c) satisfaction by Delcor of the conditions set forth in Sections 4.01 (a) through (e) of the Financing Agreement.

         SECTION 3. Delcor Representations and Warranties. To induce the Purchaser to enter into this Agreement, Delcor represents and warrants to the Purchaser that:

                 (a) Existence. Delcor (i) is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization; and (ii) has the requisite power and authority and legal right to own its assets and carry on its business as now being or as proposed to be conducted and to execute, deliver, and perform its obligations under this Agreement.

                 (b) Authorization; No Breach. The execution, delivery, and performance by Delcor of this Agreement have been duly authorized by all requisite action on the part of Delcor and do not and will not
         (a) violate or conflict with, or result in a breach of, or require any consent under (i) the articles of incorporation, bylaws, or other organizational documents of Delcor, (ii) any applicable law, rule, or regulation or any order, writ, injunction, or decree of any Governmental Authority or arbitrator, or (iii) any agreement or instrument to which Delcor is a party or by which it or any of its property is bound or subject, or (b) constitute a default under any such agreement or instrument. As used herein, "Governmental Authority" means any nation or government, any state or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government.

                 (c) Enforceability. This Agreement constitutes the legal, valid, and binding obligation of Delcor, enforceable against Delcor in accordance with its terms, except as limited by applicable Debtor Relief Laws and general principles of equity. As used herein, "Debtor Relief Laws" means the Bankruptcy Code of the United States of America and all other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization, suspension of payments, or similar debtor relief laws from time to time in effect affecting the rights of creditors generally.

                 (d) Approvals. No authorization, approval, or consent of, and no filing or registration with, any Governmental Authority or third party is or will be necessary for the execution, delivery, or performance by Delcor of this Agreement.

                 (e) Sale of Shares. Delcor (i) qualifies as an "Accredited Investor" as defined under Rule 501(a) of Regulation D of the Securities Act of 1933, (ii) has made its own independent analysis of its decision to sell the Shares and has not relied upon any representations from the Purchaser with respect to such decision and
         (iii) is aware that the Chairman of the Purchaser is also a director of Jefferson Pilot and may as a result of such directorship and banking relationship be privy to non-public information concerning Jefferson Pilot, including but not limited to its financial condition, business and operations and plans and prospects.

                 (f) Shares. Delcor is the legal and beneficial owner of the Shares to be purchased by the Purchaser pursuant to this Agreement free and clear of any lien, security interest, option or other charge or encumbrance.

                                                            Page 14 of 17 pages


                 (g) Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Delcor directly with the Purchaser, without the intervention of any person on behalf of Delcor in such manner as to give rise to any valid claim by any person against the Purchaser or Delcor for a finder's fee, brokerage commission or similar payment.

         SECTION 4. Purchaser Representations and Warranties. To induce Delcor to enter into this Agreement, the Purchaser represents and warrants to Delcor that:

                 (a) Existence. The Purchaser (i) is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization; and (ii) has the requisite power and authority and legal right to own its assets and carry on its business as now being or as proposed to be conducted and to execute, deliver, and perform its obligations under this Agreement.

                 (b) Authorization; No Breach. The execution, delivery, and performance by the Purchaser of this Agreement have been duly authorized by all requisite action on the part of the Purchaser and do not and will not (i) violate or conflict with, or result in a breach of, or require any consent under (A) the articles of incorporation, bylaws, or other organizational documents of the Purchaser, or (B) any applicable law, rule, or regulation or any order, writ, injunction, or decree of any Governmental Authority or arbitrator.

                 (c) Enforceability. This Agreement constitutes the legal, valid, and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable Debtor Relief Laws and general principles of equity.

                 (d) Approvals. No authorization, approval, or consent of, and no filing or registration with, any Governmental Authority or third party is or will be necessary for the execution, delivery, or performance by the Purchaser of this Agreement.

                 (e) Independent Decision. The Purchaser (i) has made its own independent analysis of its decision to purchase the Shares in connection with the financing contemplated herein and has not relied upon any investment representations from Delcor with respect to such decision and (ii) is purchasing such Shares for investment purposes in connection with the transactions and financing contemplated herein and in the Financing Agreement.

                 (f) Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Purchaser directly with Delcor, without the intervention of any person on behalf of the Purchaser in such manner as to give rise to any valid claim by any person against the Purchaser or Delcor for a finder's fee, brokerage commission or similar payment.

         SECTION 5. Indemnification. Delcor agrees to indemnify the Purchaser and each affiliate thereof and their respective officers, directors, employees, attorneys, and agents (each an "Indemnified Person") from, and hold each of them harmless against, any and all losses, liabilities, claims, damages, penalties, judgments, disbursements, costs, and expenses, including all fees and disbursements of

                                                            Page 15 of 17 pages

counsel (including the cost of internal counsel) (collectively the "Indemnified Liabilities"), which directly or indirectly arise from or relate to this Agreement or any of the transactions contemplated thereby, but excluding any of the foregoing to the extent caused by the gross negligence or willful misconduct of the Indemnified Person.

         SECTION 6. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

         SECTION 7. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         SECTION 8. Survival. All representations and warranties made or deemed made by Delcor in this Agreement shall survive the execution and delivery thereof, and no investigation by the Purchaser or any closing shall affect the representations and warranties by Delcor or the right of the Purchaser to rely upon them.

         SECTION 9. Release. Delcor, in consideration of the transactions and financing contemplated herein and in the Financing Agreement, hereby releases and discharges the Purchaser and its affiliates, officers and directors from any and all claims, actions or causes of action that it might have as a result of any information about Jefferson Pilot, which may be in the possession of the Purchaser or its affiliates, officers or directors and might otherwise effect Delcor's investment decision to sell and acknowledges that the Purchaser has no obligation to disclose any such information.

         SECTION 10. Governing Law. This Agreement shall be governed by and construed in accordance with, the laws of the State of North Carolina.

         SECTION 11. Waiver of Jury Trial. To the fullest extent permitted by applicable law, each of the parties hereto hereby irrevocably and expressly waives all right to a trial by jury in any action, proceeding, or counterclaim (whether based upon contract, tort, or otherwise) arising out of or relating to this agreement or any of the transactions contemplated hereby.

                                                            Page 16 of 17 pages


IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.



                                           DELCOR, INC.


                                           By: /s/ W.D. Cornwell, Jr.
                                               ----------------------------
                                                   W.D. Cornwell, Jr.
                                                   President

                                           Address for Notices:

                                           1110 East Morehead Street
                                           Charlotte, NC  28204
                                           Telecopier No.:  704/372-8978
                                           Attention:  W.D. Cornwell, Jr.


                                           NATIONSBANK CORPORATION


                                           By: /s/ John E. Mack
                                               -----------------------------
                                                   John E. Mack
                                                   Treasurer

                                           Address for Notices:

                                           100 North Tryon Street
                                           Charlotte, NC  28255
                                           Telecopier No.:  704/386-0270
                                           Attention:  John E. Mack

                                                             Page 17 of 17 pages

                                                                     SCHEDULE I


                    SHARES OF JEFFERSON PILOT COMMON STOCK
                  TO BE SOLD BY DELCOR, INC. TO NATIONSBANK


CA150136                                                    40,000
CA150193                                                    30,000
CA150236                                                   114,200
CA150249                                                   117,100
CA150243                                                    50,000
CA150266                                                       700
CA150308                                                   265,000
CA150356                                                   100,000
CA150359                                                    25,200
CA150549                                                    50,000
CA150574                                                    11,000
CA150640                                                    25,100
CA150641                                                    36,200
CA150771                                                   126,300
CA149988                                                     5,700
CA149990                                                     3,500
                                                         ---------
                                                         1,000,000
                                                         =========
